UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Report on Results of Repurchases of Shares

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: May 27, 2008

For immediate release
May 27, 2008

Company name:	Makita Corporation

Representative:	Masahiko Goto, President

Stock Code:	6586
Report on Results of Repurchases of Shares
(Stock Repurchases under the Provision of Articles of Incorporation
Pursuant to Paragraph 2, Article 165 of the Corporate Law of Japan)
     Makita Corporation hereby reports on the results of repurchases of shares of its common stock in conformity with Article 156 of the Corporate Law, as applied pursuant to Paragraph 3, Article 165 of the Corporate Law.

Results of Repurchases

1 Class of shares acquired:	Common stock of Makita Corporation

2 Total number of shares acquired:	3,000,000 shares

3 Total Value of Acquisition:	11,923,354,000 yen

4 Period for repurchases:	From May 1, 2008 to May 26, 2008

5 Method of Acquisition:	Market Purchase in Tokyo Stock Exchange

(Reference)

Resolution of the board meeting held on April 30, 2008.

(1) Class of shares to be repurchased:	Common stock

(2) Total number of shares to be repurchased:	Up to 3,000,000 shares (Ratio to the number of outstanding shares: 2.09%)

(3) Aggregate repurchase amount:	Up to 12 billion yen

(4) Period for repurchases:	From May 1, 2008 to May 26, 2008

English Translation of press release originally issued in Japanese language	1